Daniel K. Donahue

Tel 949.732.6500

Fax 949.732.6501

donahued@gtlaw.com

June 17 2016

160224.010100

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Caleb French

Re:	Atomera Incorporated
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted January 22, 2016
CIK No. 0001420520

Dear Mr. French:

On behalf of our client, Atomera Incorporated, a Delaware corporation (the “Company”), we are responding to the comment letter issued by the staff of the Commission (the “Staff”) to Scott A. Bibaud, Chief Executive Officer of the Company, dated February 11, 2016 on the above-referenced draft Registration Statement on Form S-1 (“Draft Registration Statement”). Concurrent with the filing of this letter, the Company is submitting to the Commission on a confidential basis a revised Draft Registration Statement (“Amendment”).

The Amendment has been prepared in response to Staff’s comment letter dated February 11, 2016, the text of which we have incorporated into this response letter for convenience.

Staff Comment and Company Response

Our Business, page 14

MST Commercialization, page 17

1.	We note your revised disclosure in response to comment 5. Please also explain how you define “successful” as used in the first two complete paragraphs of page 18 relating to “process and subsequent product qualification” and “process development and equipment certification.”

Response: We have revised the referenced text, which appears in the first two full paragraphs on page 18, to clarify that the Company’s success in commercializing its MST technology will depend primarily on the ability to demonstrate the performance enhancements on a commercial scale.

Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

Risk Factors, page 6

2.	We note your disclosure that test element group transistors using your technology “consistently demonstrated increased performance, speed, reliability and energy efficiency.” Are the results of your tests showing these results published? Please provide us copies of the simulation studies and tell us additional details about the conditions under which these tests were conducted. Your response should demonstrate how you used objective, empirical evidence to reach the conclusions about performance set forth in the quoted language above.

Response: Please be advised that the Company has not published the results of the preliminary testing of its MST technology. Those test results are highly confidential and the Company has no plans to publish those results. The Company is willing to submit the test results to the Staff on a supplemental basis and pursuant to a confidential treatment request, however, the test results are highly technical in nature and are probably meaningful to only those that have an advanced understanding of the science relating to semiconductors.

Intellectual Property, page 19

3.	Refer to the final paragraph under this heading. It is not clear why you are unable to definitely conclude which products are subject to the ASM license royalty and what date the patents expire. Please explain the facts that give rise to this uncertainty.

Response: Please be advised that there is no uncertainty on the part of the Company with respect to the expiration of the ASM license agreement or the MST enhanced products that may be subject to such license agreement. We have revised the fourth paragraph on page 19 to provide appropriate clarification.

Executive Compensation, page 24

4.	Please revise to update your disclosure throughout this section to reflect compensation for the most recently completed fiscal year.

Response: The executive compensation section has been revised throughout to reflect compensation for the 2015 fiscal year.

Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

Underwriting, page 40

Underwriting Discount and Expenses, page 40

5.	We note your revised disclosure in response to comment 13. Please revise the table to include the value of the warrant you have agreed to issue to your underwriter as compensation. See Regulation S-K Item 508(e).

Response: As discussed between Caleb French of the Staff and the undersigned on June 14, 2016, we respectfully submit that it is not customary to provide in a tabular presentation of underwriting discount and expenses any value accorded to the underwriter’s warrant. Further, since the table reflects dollar amounts, we are unsure how to present the value of the underwriter’s warrant given that at the time of its issuance the warrant will be out of the money and not exercisable for 12 months. Immediately following the table, we have provided appropriate disclosure with regard to the terms of the underwriter’s warrant and respectfully submit that the existing disclosure is sufficient.

The Company has endeavored to fully respond to the Staff's comments set forth in its letter dated February 11, 2016. Thank you in advance for your review. Please contact the undersigned with any questions or comments at (949) 732-6557.

Very truly yours,

/s/ Daniel K. Donahue
Daniel K. Donahue

cc:	Atomera Incorporated
Marcum, LLP
Golenbock Eiseman Assor Bell & Peskoe LLP